UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   ----------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       AMERICAN RESIDENTIAL SERVICES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   028911 10 5
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                                 (CUSIP Number)

                             GEORGE C EVANS, ESQUIRE
                      EVANS, CARTER, KUNES, & BENNETT, P.A.
                                115 CHURCH STREET
                        CHARLESTON, SOUTH CAROLINA 29401
                                 (803) 577-2300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 24, 1996
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             (Date of Event Which Requires Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

           Check the following box if a fee is being paid with this statement. [ ]

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO. 028911 10 5
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GORDEN H. TIMMONS
                  SSN: ###-##-####
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [ ]
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3.       SEC USE ONLY.
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4.       SOURCE OF FUNDS
                    PF
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  UNITED STATES OF AMERICA
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  NUMBER      | 7.       SOLE VOTING POWER
    OF        |                               820,129
  SHARES      | 8.       SHARED VOTING POWER
BENEFICIALLY  |                                      0
   OWNED      | 9.       SOLE DISPOSITIVE POWER
  BY EACH     |                               820,129
 REPORTING    |10.      SHARED DISPOSITIVE POWER
  PERSON      |                                      0
   WITH:    |
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            820,129
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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                                            9.7%
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14.      TYPE OF REPORTING PERSON (See Instructions):
                                                            IN
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                               Page 2 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of American Residential Services, Inc. ("ARS"), a Delaware corporation whose principal offices are located at 5850 San Felipe, Suite 500, Houston, Texas 77057.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Gorden H. Timmons ("Mr. Timmons"), whose business address is 5850 San Felipe, Suite 500, Houston, Texas 77057. From 1976 through September 27, 1996, Mr. Timmons served as Chairman and President of Atlas Services, Inc. ("Atlas") and certain related companies, all of which were engaged in the business of maintenance, repair and replacement services for heating, ventilating, air conditioning, plumbing, electrical and other systems, and the installation of those systems in homes and commercial facilities. Subsequent to September 27, 1996, and the acquisition on that date of Atlas by ARS pursuant to an Agreement and Plan of Reorganization among ARS, a subsidiary of ARS, Atlas and the shareholders of Atlas (including Mr. Timmons and the Gorden H. Timmons Retained Annuity Trust, of which Mr. Timmons is the Trustee (the "Trust")), as amended, a copy of which is filed herewith as Exhibits 1 and 2 ("the Reorganization Agreement"), Mr. Timmons has served as Chief Operating Officer of ARS and certain affiliated companies that were similarly acquired by ARS. During the past five (5) years, Mr. Timmons has not been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding of any violations with respect to such laws. Mr. Timmons is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On September 24, 1996, ARS acquired through merger the common stock of Atlas for an aggregate of $5,000,000 in cash and 1,066,666 shares of Common Stock. The cash portion of the merger consideration is subject to an adjustment upward or downward based on the amount that the Working Capital (as defined in the Reorganization Agreement) of Atlas on September 30, 1996 is greater than or less than $1,702,237. Any shortfall in the Working Capital amount will be paid to ARS by the former shareholders of Atlas. Any excess in the Working Capital amount will be paid to the former shareholders of Atlas by ARS.

                               Page 3 of 7 Pages

          Pursuant to the Reorganization Agreement, a wholly owned subsidiary of ARS was merged into Atlas and, as a result, Atlas became a wholly owned subsidiary of ARS.

          Under the Reorganization Agreement, Atlas, Mr. Timmons and the Trust will indemnify ARS and its affiliates from damages or liabilities arising from, among other things, (i) breaches of certain representations, warranties, covenants, and agreements made by Atlas, Mr. Timmons and the Trust in the Reorganization Agreement or related documents, or (ii) any nonfulfillment of any covenant or agreement on the part of Mr. Timmons, the Trust or Atlas under the Reorganization Agreement. The maximum aggregate amount for which Atlas, Mr. Timmons and the Trust may be liable to ARS under the Reorganization Agreement (excluding an adjustment for Working Capital) shall not exceed the transaction value of $21,000,000.

          ARS has indemnified Mr. Timmons and the Trust under the Reorganization Agreement against damages or liabilities arising from (i) breaches of representations, warranties, covenants and agreements made by ARS under the Reorganization Agreement and related documents, or (ii) any nonfulfillment of any covenant or agreement on the part or ARS under the Reorganization Agreement.

          All of the above transactions are described in ARS's Registration Statement on Form S-1, Registration No. 333-06195, declared effective on September 23, 1996. All documents applicable to such transactions were filed as part of that Registration Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Timmons has acquired his shares of Common Stock for investment purposes. In addition to such shares of Common Stock, Mr. Timmons was also granted options to acquire 150,000 shares of Common Stock in connection with his becoming Chief Operating Officer of ARS as of September 27, 1996. Mr. Timmons may, from time to time, acquire additional securities of ARS through the exercise of such options or through open market or privately negotiated transactions, depending on existing market conditions and other conditions which he may deem relevant. Mr. Timmons will review his investement in ARS on a continuing basis and, depending upon the price and availability of such securities, subsequent developments affecting ARS, ARS's business and prospects, other investment and business opportunities available to Mr. Timmons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease (subject to the restrictions on transfer described in Item 6, below) the size of his investment in ARS.

                               Page 4 of 7 Pages

          Other than as stated, Mr. Timmons has no present plans or proposals that relate to or would result in any of the matters listed in Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Timmons beneficially owns 820,129 shares of the Common Stock, which represents 9.7% of the outstanding shares in that class of securities. This includes 424,705 shares held by Mr. Timmons individually and 395,424 shares held by the Trust. All of such shares were acquired upon closing of the Reorganization Agreement, with the exception of 100 shares purchased by Mr. Timmons individually in the open market on September 25, 1996. No other transactions in the Common Stock have been effected by Mr. Timmons during the sixty (60) day period prior to September 24, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a letter agreement dated as of June 13, 1996 by and between Mr. Timmons and Smith Barney Inc. and Montgomery Securities, as representatives for the underwriters for the initial public offering of the Common Stock (the "IPO"), a copy of which is filed herewith as Exhibit 4, Mr. Timmons agreed not to sell or otherwise transfer any shares of Common Stock for a period of 180 days following the closing of the IPO, which occurred on September 27, 1996. In addition, pursuant to certain restrictions contained in the Reorganization Agreement, Mr. Timmons may not voluntarily, except pursuant to and in accordance with certain provisions of a Registration Rights Agreement dated as of September 24, 1996 by and among ARS, Mr. Timmons and certain other holders of Common Stock, a copy of which is filed herewith as Exhibit 3 (the "Registration Rights Agreement"): (i) sell, assign, exchange, transfer, encumber, pledge, distribute, appoint or otherwise dispose of (A) any shares of Common Stock received by Mr. Timmons in connection with the acquisition of Atlas (the "Restricted Shares") or (B) any interest in (including any option to buy or sell) any Restricted Shares, in whole or in part; or (ii) engage in any transaction, whether or not with respect to Common Stock or any interest therein, the intent or effect of which is to reduce the risk of owning the Restricted Shares; provided that Mr. Timmons is not restricted from transferring any Restricted Shares to family members and certain other affiliates who agree in writing to be bound by the above-described restriction.

          The Registration Rights Agreement provides for a single demand registration right, exercisable by the holders of a majority of the shares of Common Stock subject to the agreement, pursuant to which ARS will file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to register the sale of shares by those requesting stockholders and any other holders of Common Stock subject to the agreement who desire to sell pursuant to such registration statement. The demand request may not be made until the expiration of two years after the date of the final prospectus relating to the IPO (September 24, 1996) (subject to a corresponding reduction if the two-year holding period for restricted securities under Rule 144 under the Securities Act is reduced by the Securities and Exchange Commission). In addition, subject to certain conditions and limitations, the Registration Rights Agreement provides the holders of Common Stock subject to the agreement with the right to participate in registrations by ARS of its equity securities in underwritten offerings. The registration rights conferred by the Registration Rights Agreement will terminate on December 31, 2000.

                               Page 5 of 7 Pages

          ARS is generally required to pay the costs associated with an offering pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions and transfer taxes attributable to the shares sold on behalf of the selling stockholders. In addition, the Registration Rights Agreement provides that the number of shares of Common Stock that must be registered on behalf of the selling stockholders is subject to limitation if the managing underwriter determines that market conditions require such a limitation. Under the agreement, ARS will indemnify the selling stockholders thereunder, and such stockholders will indemnify ARS, against certain liabilities in respect of any registration statement or offering covered by the Registration Rights Agreement.

          Pursuant to a certain Title Retention Sales Agreement dated as of July 1, 1996 between the Trust and The Gordon H. Timmons Exempt Family Trust (the "Exempt Trust"), a copy of which is filed herewith as Exhibit 5, the Common Stock held by the Trust will be transferred to the Exempt Trust no later than November 15, 1996. Under the terms of the Exempt Trust, Mr. Timmons, as Settlor, has the right to purchase all or any part of the shares of Common Stock of ARS held by the Trustee of the Trust.

          Other than the contracts, agreements and transactions described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships with respect to any securities of ARS which involve Mr. Timmons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement and Plan of Reorganization, dated as of June 13, 1996, among ARS, Atlas Services Inc., a South Carolina corporation and a wholly owned subsidiary of ARS ("Atlas Services"), Atlas and the Stockholders and Other Stockholders named therein.

Exhibit 2: Amendment to the Agreement and Plan of Reorganization, dated as of August 15, 1996, among ARS, Atlas Services, Atlas and the Stockholders and Other Stockholders named therein.

Exhibit 3: Registration Rights Agreement, dated as of September 24, 1996, among ARS and the Stockholders named therein.

Exhibit 4: Lockup Letter Agreement, dated as of June 13, 1996, among Smith Barney Inc., Montgomery Securities and the former stockholders of Atlas named therein.

Exhibit 5: Title Retention Sales Agreement, dated as of July 1, 1996, between the Trust and the Exempt Trust.

                               Page 6 of 7 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ GORDEN H. TIMMONS

DATED: October 10, 1996

                               Page 7 of 7 Pages